UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. (“Company”), in accordance with Law No. 6,404/76, of December 15, 1976, as amended, and CVM Instruction No. 358/02 and in continuation to the Material Fact disclosed on July 19, 2021, informs its shareholders and the market in general that, on this date, it concluded the sale of 2 properties, out of the 5 properties, which are object of the “Private Instrument of Commitment of Real Estate Investment, Commitment of Purchase and Sale of Real Estate and Incorporation of in Rem Right of Surface, Under Suspensive Conditions and Other Covenants” executed on July 19, 2021 with the investment fund administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. (“Instrument”).

This first tranche is composed of the sale and subsequent lease of Company’s properties located in the states of São Paulo (already built) and Rondônia (land area over which construction and real estate development project will be carried out) (“Properties”).

The sale amount of those Properties was BRL 134,585,787.08 and represents around 37% of the total sale amount of the properties as previously disclosed on Material Fact 19/07. Any change to the mentioned total amount due to the facts already disclosed will be informed after the sale conclusion of the other properties subject to the Instrument.

The lease agreements were executed with a 20-year lease term, renewable for the same term, ensuring the continuity of the Company operations in the Properties.

The performance of the acquisition of the other properties subject to the Instrument remains conditioned to the fulfillment of certain suspensive conditions, as disclosed on Material Fact 19/07.

The Company will keep the market and its shareholders informed of any new material facts related to this matter.

São Paulo, September 01, 2021.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.